Exhibit 99.3
Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/09/01 Amended 01/01/11
Name of entity
SIMS METAL MANAGEMENT LIMITED
ABN

69 114 838 630
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.
Name of Director
PAUL JOSEPH VARELLO
Date of last notice
3 June 2011
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
Direct or indirect interest
Direct interest
Nature of indirect interest
(including registered holder)
Note: Provide details of the circumstances giving rise to the relevant interest.
N/A
Date of change
7 September 2011
No. of securities held prior to change
74,925
Class
American Depositary Shares
Number acquired
7,400
Number disposed
N/A
Value/Consideration
Note: If consideration is non-cash, provide details and estimated valuation
US$113,516
No. of securities held after change
82,325 American Depositary Shares

+	See chapter 19 for defined terms.
01/01/2011 Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice
Nature of change
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
On-market trade
Part 2 — Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
Detail of contract
N/A
Nature of interest
Name of registered holder
(if issued securities)
Date of change
No. and class of securities to which interest related prior to change
Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration
Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change
Part 3 — +Closed period
Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?
No
If so, was prior written clearance provided to allow the trade to proceed during this period?
If prior written clearance was provided, on what date was this provided?

+	See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011